UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to Lion Group Holding Ltd. and its subsidiaries.

On April 19, 2022, the Company issued an earnings release announcing its unaudited financial results for the full year ended December 31, 2021. A copy of the earnings release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Lion Group Holding Ltd. - Lion Announces Unaudited Full Year 2021 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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